SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                 02 April, 2007


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1. Transaction in Own Shares announcement made on 19 March, 2007
             2. Transaction in Own Shares announcement made on 20 March, 2007
             3. Transaction in Own Shares announcement made on 20 March, 2007
             4. Transaction in Own Shares announcement made on 21 March, 2007
             5. Transaction in Own Shares announcement made on 21 March, 2007
             6. Transaction in Own Shares announcement made on 22 March, 2007
             7. Transaction in Own Shares announcement made on 23 March, 2007
             8. Transaction in Own Shares announcement made on 26 March, 2007
             9. Transaction in Own Shares announcement made on 27 March, 2007
            10. Transaction in Own Shares announcement made on 28 March, 2007
            11. Transaction in Own Shares announcement made on 28 March, 2007
            12. Transaction in Own Shares announcement made on 29 March, 2007
            13. Transaction in Own shares announcement made on 30 March, 2007
            14. Total Voting Rights announcement made on 30 March, 2007


Enclosure: 1


Monday 19 March 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Merrill Lynch International 500,000 ordinary shares at a price of 301.44 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 360,095,624 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,280,559,228.

The above figure (8,280,559,228) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                  --: ends :--

Enclosure: 2


Tuesday 20 March 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to a participant in its employee share plans 77,826 ordinary shares at a market price of 302 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 360,017,798 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,280,637,054.

The above figure (8,280,637,054) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                  --: ends :--

Enclosure: 3

Tuesday 20 March 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Merrill Lynch International 1,000,000 ordinary shares at a price of 302.56 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 361,017,798 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,279,637,054.

The above figure (8,279,637,054) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

                                  --: ends :--

Enclosure: 4


Wednesday 21 March 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred to participants in its employee share plans 350,355 ordinary shares at a minimum price of 154 pence per share and a maximum price of 263 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 360,667,443 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,279,987,409.

The above figure (8,279,987,409) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                  --: ends :--

Enclosure: 5


Wednesday 21 March 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Merrill Lynch International 500,000 ordinary shares at a price of 306.68 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 361,167,443 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,279,487,409.

The above figure (8,279,487,409) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                  --: ends :--

Enclosure: 6


Thursday 22 March 2007


                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 1,500,000 ordinary shares at a price of 308.13 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 362,667,443 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,277,987,409.

The above figure (8,277,987,409) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                --: ends :--

Enclosure: 7


Friday 23 March 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Merrill Lynch International 1,500,000 ordinary shares at a price of 306.66 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 364,167,443 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,276,487,409.

The above figure (8,276,487,409) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                  --: ends :--

Enclosure: 8


Monday 26 March 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Merrill Lynch International 1,000,000 ordinary shares at a price of 304.95 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 365,167,443 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,275,487,409.

The above figure (8,275,487,409) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                  --: ends :--

Enclosure: 9


Tuesday 27 March 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Merrill Lynch International 500,000 ordinary shares at a price of 305.88 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 365,667,443 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,274,987,409.

The above figure (8,274,987,409) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                  --: ends :--

Enclosure: 10


Wednesday 28 March 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to a participant in its employee share plans 539,812 ordinary shares at at a minimum price of 154 pence per share and a maximum price of 234 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 365,127,631 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,275,527,221.

The above figure (8,275,527,221) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                  --: ends :--

Enclosure: 11

Wednesday 28 March 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Merrill Lynch International 1,250,000 ordinary shares at a price of 304.27728 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 366,377,631 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,274,277,221.

The above figure (8,274,277,221) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                  --: ends :--

Enclosure: 12


Thursday 29 March 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Merrill Lynch International 1,500,000 ordinary shares at a price of 304.23 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 367,877,631 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,272,777,221.

The above figure (8,272,777,221) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                  --: ends :--

Enclosure: 13

Friday 30 March 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Merrill Lynch International 3,000,000 ordinary shares at a price of 304.71 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 370,877,631 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,269,777,221.

The above figure (8,269,777,221) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                  --: ends :--

Enclosure: 14

Friday 30 March 2007


                                  BT GROUP PLC


                  TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE


BT Group plc confirms that on 30 March 2007, its capital consisted of 8,640,654,852 ordinary shares with voting rights. On that date, BT Group plc held 370,877,631 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 8,269,777,221.

The above figure (8,269,777,221) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 02 April, 2007